Exhibit 99.45

EARLY WARNING REPORT

PURSUANT TO NATIONAL INSTRUMENT 62-103 - THE EARLY WARNING SYSTEM AND RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

1.	Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (“Common Shares”) of Equinox Gold Corp. (the “Corporation”)

Equinox Gold Corp.

Suite 730 - 800 West Pender Street

Vancouver, BC

V6C 2V6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transactions described in this Early Warning Report were effected through a private purchase. See Item 2.2.

2.	Identity of the Acquiror

2.1	State the name and address of the acquiror.

Pacific Road Resources Fund II Level 2, 88 George Street Sydney, NSW 2000 Australia	Pacific Road Resources Fund II L.P. 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

Pacific Road Resources Fund II and Pacific Road Resources Fund II LP are hereinafter referred to collectively as the “Offeror”.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On January 15, 2018, the Offeror provided notice to the Corporation of the exercise of the Offeror’s non-dilution rights relating to the issuance of additional securities by the Corporation. As a result, the Offeror will acquire an additional 21,000,000 (the “Purchased Shares”) Common Shares for an aggregate purchase price of C$19,215,000, representing an average price per Purchased Share of C$0.915.

The Offeror’s non-dilution right is being exercised in connection with the recently completed business combination between the Corporation (formerly Trek Mining Inc.),

NewCastle Gold Ltd. and Anfield Gold Corp. and is intended to reduce the aggregate dilution to the offeror’s interest in the Corporation as a result of the combination.

2.3	State the names of any joint actors.

Not applicable.

3.	Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

Pursuant to the exercise of the Offeror’s non-dilution rights, the Offeror will acquire an additional 21,000,000 Common Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the transactions described herein, as a result of the dilution from the business combination transaction, the Offeror held an aggregate of 23,824,968 Common Shares and warrants to purchase 23,724,350 Common Shares (“Warrants”). The 23,824,968 Common Shares represent approximately 5.6% of the outstanding Common Shares. Assuming full exercise of its Warrants, the Offeror would hold 47,549,318 Common Shares, representing approximately 10.6% of the then issued and outstanding Common Shares.

The Purchased Shares represent approximately 5% of the outstanding Common Shares. When combined with the 23,824,968 Common Shares the Offeror already owns, the Offeror will hold an aggregate of 44,824,968 Common Shares, representing approximately 10.1% of the outstanding Common Shares. Assuming full exercise of the Offeror’s warrants to purchase 23,724,350 Common Shares, the Offeror would hold an aggregate of 68,549,318 Common Shares, representing approximately 14.6% of the then issued and outstanding Common Shares.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

See Item 2.2.

4.	Consideration Paid
4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Offeror has agreed to pay an aggregate subscription price of C$19,215,000, representing a price per Purchased Share of C$0.915.

See Item 2.2.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2.

5.	Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)	a solicitation of proxies from securityholders;
(k)	an action similar to any of those enumerated above.

The Offeror has purchased the securities for investment purposes and may or may not purchase or sell securities of the Corporation, or exercise its Warrants, in the future on the open market or in private transactions, depending on market conditions and other factors. The Offeror currently has no other plans or intentions that relate to its investment in the Corporation. Depending on market conditions, general economic and industry conditions, the Corporation’s business and financial condition and/or other relevant factors, the Offeror may develop other plans or intentions in the future relating to one or more of the above items.

6.	Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See Item 2.2.

7.	Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

8.	Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

[Signature page follows]

9.	Certification

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

January 16, 2018

Date

PACIFIC ROAD CAPITAL II PTY LIMITED, as trustee for PACIFIC ROAD RESOURCES FUND II	PACIFIC ROAD CAPITAL MANAGEMENT GP II LIMITED, as general partner of PACIFIC ROAD RESOURCES FUND II L.P.

By:	“Greg Dick”	By:	“Evan Burtton”
	Name: Greg Dick		Name: Evan Burtton
	Title: Director		Title: Director